[Navistar Letterhead]

April 1, 2005

Mr. Joseph A. Foti Senior Assistant Chief Accountant U.S. Securities and Exchange Commission	Ms. Jean Yu Staff Accountant U.S. Securities and Exchange Commission

Dear Ms. Yu and Mr. Foti:

On behalf of Navistar International Corporation (the company), this letter responds to your letter dated March 18, 2005, concerning the company’s Form 10-K for the fiscal year ended October 31, 2004 filed on February 15, 2005. For your convenience, we have repeated your comments in full, in bold, and have noted all responses to the numbering of the comments and headings used in your letter.

Pursuant to your request, the company filed this letter via EDGAR as correspondence on April 1, 2005.

Form 10-K for the Fiscal Year Ended October 31, 2004
Financial Statements

Note 23 - Restatement of Prior Period Financial Statements, page 79

1.
Reference is made to the second paragraph relating to NFC Securitization of Assets. You disclose that the restatement is related to your accounting for (i) the securitization of NFC’s retail notes and finance lease receivables and its retained interest in such securitizations, (ii) deferred taxes related to retail note and finance lease securitization transactions and secured borrowings to fund operating leases and (iii) an agreement to repurchase equipment. In this regard, please tell us and disclose in further detail the nature of the error relating to your accounting for retail note securitizations. Specifically explain how you originally accounted for each type of transaction in your consolidated financial statements for the first three quarters of fiscal 2004 and the fiscal years ended October 31, 2003 and 2002 and why you believe your prior accounting treatment was incorrect. Also, please provide the specific accounting literature that supports your treatment. We refer you to paragraph 37 of APB No. 20. We may have further comment upon receipt of your response.

The company’s financial services subsidiary, Navistar Financial Corporation (NFC), sells retail notes and finance leases via a two-step securitization process involving a special purpose corporation, Navistar Financial Retail Receivables Corporation (NFRRC), and a qualified special purpose entity (QSPE), generally a trust. NFC recognizes a gain on the sale upon transfer of receivables to the QSPE. NFRRC retains subordinated interests in the trusts, primarily in the form of a cash reserve account and an interest only asset.

Gains under the original accounting were calculated using a net present value methodology. Estimates were made of prepayment speed, a weighted average interest rate on the entire pool of notes, discount rate, etc. The gains were estimated based on enterprise wide cash flows related to the securitization including:

•	interest earned on the receivables transferred to the QSPE
•	investor interest paid on the asset backed securities issued by the QSPE
•	fees to service the portfolio
•	interest expense to fund the cash reserve account
•	interest received on the collections account
•	underwriting and legal expenses

A portion of the gain on sale was initially capitalized and recorded on the Statement of Financial Condition at the net present value of the estimated cash flows. These capitalized elements of the gain calculation were amortized over the life of the transaction, based on the original estimates, as contra values to the cash flows received. An allowance for the receivables that were sold was also maintained, separately, on the Statement of Financial Condition. In addition, the company’s original practice was to discontinue recording income on notes once they had been identified for inclusion in a retail sale and including this amount in the gain on sale once the sale was finalized.

The company’s original accounting treatment did not appropriately include the company’s retained interest in the cash reserve accounts as part of the original calculation of the gain on sale and measurement of the retained interests, as required, by SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. Consequently, the company recorded its interest in the cash reserve accounts using the “cash in” method versus the “cash out” method. Additionally, it did not accrete income related to a discount on a retrospective level-yield basis. The company also did not record the retained interest-only asset at fair value as required by SFAS No. 115 (SFAS 115), Accounting for Certain Investments in Debt and Equity Securities nor recognize income in accordance with EITF No. 99-20 (EITF 99-20), Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets.

The principal adjustments made to the company’s accounting for retail note securitizations:

•	consider the cash flows related to the specific receivables sold into the trust and their distribution to determine the relative fair value of the beneficial interests in the trust
•	allocate the cost basis of the loans sold into the trust among those beneficial interests based on their relative fair values
•	use the allocated basis of the assets to determine the gain on sale for those interests sold and to determine the carrying value of certain of those interests retained
•	apply SFAS 115 to the retained interest-only asset recording it at fair value
•	recognize income on the retained interest-only asset in accordance with EITF 99-20 in the restated Statements of Income and Financial Condition
•	record the assets for the retained interest in the cash reserves at its allocated basis and accretes the discount into income using the retrospective level-yield method

Other adjustments:

•	eliminate the separate allowance related to the sold notes
•	continue to recognize income on notes selected for inclusion in a retail sale until the sale is finalized
•	reconsiders the appropriate risk adjusted discount rates used in determining the estimated fair values of the retained interest-only strip and cash reserve accounts

As part of the re-evaluation of gain accounting, it was determined that the trust, for tax purposes, was a pass-through entity that should be consolidated. In addition, the interest expense related to the secured borrowings involving operating leases was determined to have been deducted for tax purposes though these transactions were considered sales for tax purposes.

The company believes that it is currently accounting for the securitization of its retail notes and finance lease receivables in accordance with US GAAP. As required by paragraph 37 of APB No. 20, the company also believes that it has properly disclosed the nature of the errors to its previously issued financial statements and its impact on net income and the related per share amounts in the correct period based on discovery of the errors, in all material respects.

2.	Reference is made to the fifth paragraph. Please quantify the additional adjustment to recognize certain assets and liabilities relating to the agreements to repurchase equipment.

The company recognized a residual value guarantee of $12 million in Other assets and a corresponding increase in Other liabilities for the repurchase of equipment. This equipment was repurchased in fiscal 2004. This disclosure was included in the Navistar

Financial Corporation Form 10-K for the year ended October 31, 2004 and incorporated by reference as Exhibit 99 to the company’s Form 10-K for the year ended October 31, 2004. Although the company believes that its disclosure was adequate, the company will consider repeating this disclosure to the financial statements included in its Form 10-K for October 31, 2005.

3.
Please tell us and disclose in further detail the nature of the error relating to the understatement of trade payables at your Mexican truck assembly facility and the overstatement of certain accruals relating to employee plans. Explain how you originally accounted for each type of transaction in your consolidated financial statements for the first three quarters of fiscal 2004 and the fiscal years ended October 31, 2003 and 2002 and why you believe your prior accounting treatment was incorrect. Further, we note that you disclose the adjustments necessary to conform the prior period financial statements with GAAP resulted in $5 million net increase to retained loss as of the beginning of fiscal 2002. However, it would appear that $22 million understatement relating to trade payables and $27 million overstatement relating to accrued employee plans results in a $5 million decrease in retained loss (i.e. net credit). Please clarify and revise your disclosure as necessary. Further, it is also unclear whether any adjustments were necessary for the first three quarters of fiscal 2004 and the fiscal years ended October 31, 2003 and 2002. If so, please quantify for us and disclose in your footnote. We may have further comments upon receipt of your response.

Mexico Trade Payables: Prior to and during fiscal 2002, the company’s Mexican operating subsidiary experienced a period of rapid growth, implemented a new general ledger system and entered into a joint venture, among other changes. As a result of demands on financial resources, certain internal controls were not followed consistently.

To improve the financial reporting in Mexico, the company embarked on a program to strengthen internal controls. One of these efforts required a detailed reconciliation of the trade payable balances year-by-year. This effort involved the cooperation of personnel from several company locations. Upon the conclusion of this effort in October 2004, the company determined that debit balances of approximately $22 million dollars, predating and unchanged since fiscal 2002, could not be substantiated. Prior to October 2004, management believed that the result of the unreconciled difference would not be significant to the financial statements. These amounts were included in the company’s trade payables balance and, as a result, this balance was understated for fiscal 2002 and 2003 and the first three quarters of fiscal 2004. To correct this error, as part of the restatement, the company wrote the balance off to expense in the years it first arose and adjusted beginning retained earnings for fiscal 2002.

Employee Plan Accruals: The company maintains two plans in which employees share in the profits earned by the company, a profit sharing plan and a supplemental trust program. The profit sharing plan provides for payments to be made to certain represented and non-represented employees based on the income from continuing U.S. operations. The company also participates in a supplemental trust plan which benefits certain classes of company retirees who receive healthcare benefits. This program provides for payments by the company to an independent, third party trust based on the certain components of the company’s income. This trust can use these funds to reduce the cost of or enhance retiree healthcare benefits.

The expense related to these programs is accrued over the fiscal year. In fiscal 2000, the company accrued amounts based on original forecast income levels. However, in October 2000, the company’s Board of Directors approved a plan of restructuring which resulted in a pretax charge to income of $289 million. The accruals related to these two employee plans were not identified timely for adjustment and thus were not adjusted in fiscal 2000 to reflect this change in income. The company made an assessment that these amounts were not material to the fiscal 2000 financial statements. As a result, the liability for these plans was overstated.

In periodically assessing the resulting over accrual, the company considered the provisions of SEC Staff Accounting Bulletin No. 99 (SAB 99) - Materiality to identify whether a portion of the accrual could be reversed in any given year without altering investors’ or analysts’ views of the company’s earnings stream. In fiscal 2001 and 2003, the company originally reported net losses of $(23) million and $(18) million. In those years, management determined not to adjust the over accrual. In fiscal 2002, the company reported a net loss of $(536) million and reversed $6.8 million ($4.2 million, net of tax) of the over accrual. In July 2004, the company reversed $3.3 million ($2.0 million, net of tax) of the liability in anticipation of full year net income in excess of $125 million. In these two years, management concluded that these amounts were not material based on the provisions of SAB 99.

Reconciliation of the adjustments to the beginning retained loss as of October 31, 2002 (Millions of dollars):

DR Mexico trade payables	$(22)
CR Employee plans	27
DR Federal income tax - employee plans	(10)

DR (Increase) in beginning retained loss	$(5)

The company does not believe that it is likely that the write-off of the trade payable debit balances in Mexico is tax deductible; consequently, the company recorded no income tax benefit.

The company believes that its disclosures related to these items were adequate as of October 31, 2004 and that no further disclosures are necessary. However, in response to your request, the company will evaluate the need to explain the tax impact of these adjustments on its retained loss in the financial statements included in the Form 10-K for October 31, 2005.

Adjustments recorded to reverse the prior adjustment to the over accrual

As part of the restatement in fiscal 2002, 2003 and the first three quarters of fiscal 2004 the following adjustments were recorded to reverse the prior adjustment to the over accrual:

Dr (Cr)			2004

(Millions of dollars)	2002	2003	Jan	Apr	July

Employee plans, net of tax	$4.2	-	-	-	$2.0

There were no adjustments made in fiscal 2002, 2003 or the first three quarters of fiscal 2004 related to the previously understated Mexico trade payable debit balance.

The company does not believe that the adjustments made in fiscal 2002 or the third quarter of fiscal 2004 related to the Employee plans are material and, consequently, no further disclosures in the financial statements were considered necessary.

The company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the Form 10-K for the fiscal year ended October 31, 2004 (the filing). The company also recognizes that its responses to the staff’s comments do not foreclose the Commission from taking any action with respect to the filing nor will the company assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (630) 753-2400 or Mark Schwetschenau, our Chief Accounting Officer, at (630) 753-3106 for additional clarification or information.

Sincerely,

/s/ Robert C. Lannert
Robert C. Lannert
Vice Chairman and Chief Financial Officer